Exhibit 99.4

NICE Introduces New Machine Learning Capabilities to Drive the Next
Evolution of Cognitive Process Automation

NICE's Cognitive Process Automation Platform is set to achieve an estimated 95% reduction in process time and decrease manual effort by 85% across some of the most complex business processes

Hoboken, N.J., October 10, 2017 – NICE (Nasdaq:NICE) today announced the next evolution in its cognitive automation platform – an integration with technology partner Celaton to infuse NICE Robotic Automation with enhanced machine learning capabilities. This integration creates a digital workforce that can manage, consume, and assimilate more complex unstructured data into fully automated business processes, decreasing manual effort by up to 85 percent.

Every day, businesses are inundated with large volumes of unstructured and unpredictable data from customers, such as enquiries, complaints received by email, fax, paper, social media and other electronic data streams. The unstructured nature of the data makes it highly labor intensive to categorize, interpret, process and respond to the customer in a timely and consistent way. The dependence on human labor is expensive, and prone to errors and delays, which inevitably creates backlogs during peak or surge periods. Furthermore, business operations cannot expand without the addition of human resources, further exacerbating operating costs and lack of flexibility and scalability.

With cognitive machine learning capabilities, complex data is quickly consumed and interpreted, and sound judgments made by robots, who are instructed to respond to customer queries or complaints in an intelligent and highly personalized manner. The cognitive robots continually learn about new situations and content from human input, driving an enhanced customer experience, and reducing process time by approximately 95 percent. The combination of human intervention and cognitive technology ensures accuracy, accelerated speed, and continuous optimization of business processes, as well as growth and scalability.

Andrew Anderson, CEO of Celeton:
"We are thrilled to be partnering with NICE to deliver innovative machine learning capabilities that will help businesses achieve new levels of process efficiencies that were currently out of reach. The powerful combination of Advanced Process Automation and machine learning will most certainly help companies deliver better customer service faster using precision, speed, and personalization."

Miki Migdal, president of the NICE Enterprise Product Group:
"Robotic Process Automation has already made great strides globally by significantly impacting business efficiencies and ROI. We have now entered a new era of cognitive automation, and we are delighted to be at the forefront of innovation as we boldly expand our machine learning capabilities. The integration with Celaton not only addresses many of the more complex and challenging business problems facing our customers today, but also marks a significant contribution to the cognitive automation arena."

About Celaton
Celaton lead the way in the application of machine learning to streamline processing of the plethora of content that organisations receive from their customers, suppliers and employees every day by email, post, paper, fax, social media and many other electronic data streams. It enables many of the world's largest brands to deliver better service faster with fewer people. www.celaton.com

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.